UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts:

ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

March 2006 down 11.9% Year over Year

Mexico City, April 6, 2006, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of March 2006 decreased by 11.9% when compared to March 2005.

All figures in this announcement reflect comparisons between the 31-day period March 1 through March 31 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	March 2005	March 2006	% Change
Cancún	176,779	172,310	(2.5)
Cozumel	10,199	5,834	(42.8)
Huatulco	23,111	26,791	15.9
Merida	70,262	75,525	7.5
Minatitlan	10,228	15,997	56.4
Oaxaca	46,764	49,719	6.3
Tapachula	17,690	15,657	(11.5)
Veracruz	40,050	59,308	48.1
Villahermosa	55,724	60,540	8.6
Total Domestic	450,807	481,681	6.8

International
Airport	March 2005	March 2006	% Change
Cancun	920,735	739,596	(19.7)
Cozumel	65,823	34,450	(47.7)
Huatulco	9,729	12,648	30.0
Merida	13,152	13,854	5.3
Minatitlan	275	322	17.1
Oaxaca	5,600	7,543	34.7
Tapachula	380	357	(6.1)
Veracruz	4,714	5,165	9.6
Villahermosa	3,746	3,702	(1.2)
Total International	1,024,154	817,637	(20.2)

Total
Airport	March 2005	March 2006	% Change
Cancun	1,097,514	911,906	(16.9)
Cozumel	76,022	40,284	(47.0)
Huatulco	32,840	39,439	20.1
Merida	83,414	89,379	7.2
Minatitlan	10,503	16,319	55.4
Oaxaca	52,364	57,262	9.4
Tapachula	18,070	16,014	(11.4)
Veracruz	44,764	64,473	44.0
Villahermosa	59,470	64,242	8.0
ASUR Total	1,474,961	1,299,318	(11.9)

ASUR’s management believes that the lower passenger traffic numbers to Cancun and Cozumel during the period were largely the result of the reduction in available accommodation caused by Hurricane Wilma, which struck the region in October 2005 and caused widespread damage to the hotel infrastructure in the region.

Cancun’s Municipal Tourism Authority estimates that of the 27,484 rooms available in Cancun prior to the hurricane, 17,476 or 63.6% were in operation as of March 31, 2006.

Quintana Roo’s Tourism authorities estimate that there were 3,428 hotel rooms in operation in Cozumel as March 31, 2006, representing 91.9% of the approximately 3,730 hotel rooms available before the hurricanes.

At this time ASUR cannot estimate the impact that these events will have on passenger traffic for fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

– ENDS –

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 6, 2006